SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1 to Schedule 13D)

Under the Securities Exchange Act of 1934

DISPLAY TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

25469V102

(CUSIP Number)

Gary A. Downing
Raymond James Capital Partners, L.P.
880 Carillon Parkway
St. Petersburg, FL 33716
(727) 575-5575

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

January 18, 2001

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box    

(Continued on following pages)

SCHEDULE 13D/A

CUSIP No. 25469V102
1.	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NUMBER: Raymond James Capital Partners, L.P. 59-3492968
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) /x/ (b) /_/
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) /_/
6.	CITIZENSHIP OR PLACE OR ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. 8. 9. 10.	SOLE VOTING POWER	4,310,945
		SHARED VOTING POWER	None
		SOLE DISPOSITIVE POWER	4,310,945
		SHARED DISPOSITIVE POWER	None
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,310,945 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES /_ /
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 33.5%
14.	TYPE OF REPORTING PERSON PN

SCHEDULE 13D/A

CUSIP No. 25469V102
1.	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NUMBER: Renaissance Capital Growth & Income Fund III, Inc. 75-2533518
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) /x/ (b) /_/
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) /_/
6.	CITIZENSHIP OR PLACE OR ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. 8. 9. 10.	SOLE VOTING POWER	1,522,657
		SHARED VOTING POWER	None
		SOLE DISPOSITIVE POWER	1,522,657
		SHARED DISPOSITIVE POWER	None
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,522,657 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES /_ /
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.5%
14.	TYPE OF REPORTING PERSON IV

SCHEDULE 13D/A

CUSIP No. 25469V102
1.	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NUMBER: Renaissance US Growth & Income Trust PLC None - Foreign
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) /x/ (b) /_/
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) /_/
6.	CITIZENSHIP OR PLACE OR ORGANIZATION England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. 8. 9. 10.	SOLE VOTING POWER	2,378,922
		SHARED VOTING POWER	None
		SOLE DISPOSITIVE POWER	2,378,922
		SHARED DISPOSITIVE POWER	None
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,378,922 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES /_ /
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 22.3%
14.	TYPE OF REPORTING PERSON IV

AMENDMENT NO. 1 TO SCHEDULE 13D

         This Amendment No. 1 to Schedule 13D amends the statement on Schedule 13D previously filed by the undersigned with the Securities and Exchange Commission on December 21, 2000, with respect to the Common Stock (the "Common Stock") of Display Technologies, Inc. (the "Company").

ITEM 4.           PURPOSE OF THE TRANSACTION

        The Reporting Persons have consummated a transaction with the Company, pursuant to an Agreement to Provide Guarantee, dated as of January 17, 2001, whereby Raymond James Capital Partners, L.P. (“Raymond James”) has guaranteed $1,750,000 of Company debt (the “Guaranty”), and Renaissance US Growth & Income Trust PLC (“Renaissance PLC”) has agreed to indemnify Raymond James with respect to a portion of any payments made by Raymond James pursuant to the Guaranty (“Guaranty Payments”). The amount of indemnification, not to exceed $500,000, would be calculated by multiplying the amount of Guaranty Payments by 28.57%.

        In consideration for the Guaranty, the Company (1) granted warrants to purchase a total of 3,000,000 shares of Common Stock at a price of $.125 per share to Raymond James and Renaissance PLC, (2) issued a total of 50,000 shares of Series A-1 Convertible Preferred Stock convertible into 2,500,000 shares of Common Stock to Raymond James, Renaissance PLC, and Renaissance Capital Growth & Income Fund III, Inc. (“Renaissance III”) in exchange for their 50,000 shares of Series A Convertible Preferred Stock which were convertible into 1,500,300 shares of Common Stock, and (3) reduced the conversion price of two $1,750,000 convertible notes held by Renaissance PLC and Renaissance III from $4.31 per share of Common Stock to $2.00 per share.

        Effective upon the restructuring of the Company’s credit facility with SouthTrust Bank, all the directors of the Company, except for Gary D. Bell and Thomas M. Grant, resigned. Two directors designated by Raymond James, Gary A. Downing and William A. Pecora, have been elected to the Board of Directors. A representative of Renaissance PLC and Renaissance III, Robert C. Pearson, will also be added to the Board.

        With the concurrence and support of the Reporting Persons, the Company intends to pursue a strategy whereby the assets of the Company’s Ad Art Electronic Sign Corporation subsidiary (“Ad Art”) would be sold to one or more third parties and the proceeds used to reduce Ad Art’s debt.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

        (a)         Raymond James beneficially owns 4,310,945 shares of Common Stock. Renaissance III and Renaissance PLC beneficially own 1,522,657 and 2,378,922 shares of Common Stock respectively. The Reporting Persons as a group (the “Group”) beneficially own 8,212,524 shares of Common Stock. Based upon information contained in the Company’s most recent public filing containing such information filed with the Securities and Exchange Commission, the shares of Common Stock beneficially owned by Raymond James, Renaissance III, Renaissance PLC, and the Group represent approximately 33.5%, 15.5%, 22.3%, and 50.6%, respectively, of the outstanding shares of Common Stock of the Company, treating the shares of Common Stock beneficially owned by a Reporting Person (including the Group) as outstanding for purposes of calculating its beneficial ownership percentage.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of this 22nd day of January 2001.

RAYMOND JAMES CAPITAL PARTNERS, L.P., a Delaware limited partnership
By:	RJC PARTNERS, L.P., a Delaware limited partnership, its General Partner

By:	RJC PARTNERS, INC. a Delaware corporation, its General Partner

By:	/s/ Gary A. Downing Gary A. Downing, President

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of this 22nd day of January 2001.

RENAISSANCE CAPITAL GROWTH & INCOME FUND III, INC.
By: /s/ Russell Cleveland Name: Russell Cleveland Title: President and CEO

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of this 22nd day of January 2001.

RENAISSANCE US GROWTH & INCOME TRUST PLC by Renaissance Capital Group, Inc., Investment Manager, Russell Cleveland, President
By: /s/ Russell Cleveland Name: Russell Cleveland Title: President, Renaissance Capital Group, Inc.